FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

   Item

1.	Press Release titled “AFP Provida Reports Its Results For The Quarter Ended September 30, 2003” dated November 14, 2003

ITEM 1.

For Immediate Release

Contact:

María Paz Yañez
Planning & Control Manager
Phone: (56-2) 351-1209
Fax: (56-2) 679-2320
E-mail: myanezm@afpprovida.cl

Santiago, Chile – November 14, 2003 – AFP PROVIDA (NYSE:PVD) announces its consolidated financial results for the period ended September 30, 2003. All figures are in constant Chilean pesos and is prepared in accordance with Chilean Generally Accepted Accounting Principles (Chilean GAAP). Figures for September 30, 2002 are adjusted considering year on year inflation of 2.9%.

AFP PROVIDA reports its Results for the Quarter Ended
September 30, 2003

GENERAL HIGHLIGHTS FOR THE FIRST NINE MONTHS OF 2003
Net income to September 30, 2003 reached Ch$24,751.1 million, an 11.5% real decrease on the figure recorded for the same period of 2002. This evolution is mainly due to the higher net cost of Life & Disability Insurance (L&D), in reference to the lower rebates on insurance contracts prior to the current one as well as for higher provisions of the clients’ portfolio casualty rate, in accordance with the industry level observed in addition to the application of even more conservative accounting criteria on behalf of the Company. Earnings per share during the period dropped to Ch$74.71, while for the same period in 2002 it reached Ch$84.37.
Regarding operational terms, it highlights the operating revenues rose of 4.2% with respect to the same period of the previous year, sustained by both an increase in fee income of 1.7% and an 88.2% increase in gains on mandatory investments whose effects were partially offset by lower income on rebates of L&D insurance contracts prior to the current one. Operating expenses increased by 22.1% with respect to the previous year, basically stemming from the L&D insurance, both due to its cost regarding a higher casualty and the application of even more conservative criteria with regard to provisions, in addition to higher administration and commercial expenses originating from the new services in the pension industry. Consequently, operating income amounted to Ch$20,423.6 million, a drop of 28.9% or Ch$8,295.6 million to the previous year.
Non-operating income increased by Ch$8,058.0 million (277.8%) fundamentally as the result of the income obtained on the sale of AFPC Porvenir in Colombia, transaction that in joint with the acquisition of AFP Porvenir Dominican Republic, are part of the joint international strategy of Provida with the BBVA group aimed at reinforce the previsional franchise in Latin America. The sale was partially offset by the lower results obtained in affiliate companies due to the exchange rate with respect to AFORE Bancomer and losses at two local affiliate companies (PreviRed.com and AFC) that haven’t reached breakeven point yet.
At September 30, 2003, Provida maintains its leading position in the Chilean pension fund industry with total assets under management of US$13,743 million and a client portfolio of 2.87 million affiliates. These figures are equivalent to a market share of 31.59% in terms of funds at September 2003 and 41.57% in terms of clients according to available information at August 2003.
GENERAL HIGHLIGHTS FOR THIRD QUARTER, 2003
Net income for third quarter 2003 (3Q03) reached Ch$8,996.7 million, a drop of Ch$212.7 million or 2.3% with regard to third quarter of the previous year (3Q02). Behind this are the higher provisions for expenses regarding L&D insurance due to both an upward trend of the client portfolio casualty rate observed across the industry and the application of even more conservative accounting criteria at Provida.
In 3Q03, operating income decreased by Ch$5,950.1 million since the higher operating expenses fundamentally associated to L&D insurance offset the favorable evolution of the operating revenues with respect to fees and gains on mandatory investments. In reference to the non-operating results, this experimented a significant increase due to the income obtained on the sale of AFPC Porvenir in Colombia and the positive impact of the price level restatement whose effects were partially offset by the lower income from affiliate companies.

AFP Provida, leading company in Chile in the administration of pension funds, provides services throughout the country and has invested in similar companies in Peru, Ecuador, Mexico, El Salvador and Dominican Republic. In July 1999, Provida joined the financial holding BBVA Group, dominant leader of the pension fund business and one of the largest financial conglomerates in Latin America.

Business Drivers	September 2003	Market Share
Number of Affiliates	2,870,182	41.57% (1)
Number of Contributors	1,380,059	40.58% (1)
Number of Pensioners	275,149 (2)	38.01% (2)

Collection Base (US$ Million)	532	32.88% (1)
AUM (US$ Million)	13,743	31.59%
Pension Fund Average Real Return (Acum 2003)	8.93%
Pension Fund A Real Return (Acum 2003)	19.96%
Pension Fund B Real Return (Acum 2003)	12.39%
Pension Fund C Real Return (Acum 2003)	8.39%
Pension Fund D Real Return (Acum 2003)	7.01%
Pension Fund E Real Return (Acum 2003)	3.24%

Other Variables	September 2003	Market Share
Number of Branches	76	30.28%
Number of Administrative Employees	1,036	31.86% (3)
Number of Sales Agents	630	24.42% (3)
(1) Market Share in August, 2003	(3) Market Share in July, 2003
(2) Market Share in June, 2003

A.F.P. PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE FIRST NINE MONTHS 2003
  Even though according to the available information, the IMACEC for August, principle indicator of economic activity, was only 1.2%, this figure is temporary and fundamentally caused by a punctual lower activity in an specific sector of the mining industry, which does not imply that the reactivation process has stopped. In fact, the sectorial indicators for September which emphasize the expansion of mining production by 7.1%, industrial production by 5.8% and power generation by 8.1%, in addition to the dynamism of importations, situate the IMACEC projections for September between 3.3% and 3.6%. Furthermore, growth forecast for this year is placed at figures slightly above 3% due to greater dynamism expected for the fourth quarter supported by the improved exchange rate given the positive perspectives of the United States economy and some Asian economies as well as maintaining a dynamic internal consumption in the context of low interest rates, tax uncertainties cleared up and a recovery of the labor market.

  The above mentioned is reinforced by a greater optimism reflected by the poll on economic expectations and purchasing power carried out by the University of Chile, which shows that more than 50% of those polled believe economic situation of the country is good and will improve over the next months. In addition, and with respect to the individual economic perception, 67% of the interviewees consider their economic situation as good, favorably comparing to the 63% shown last June.

  Regarding the job market, unemployment for the July-September quarter reached 9.4%, lower in 0.3 percentage points to the same period last year. This figure is the lowest in the last five years for this period, which normally records the highest unemployment of the year, and that, according to the experts, represents the anticipation of the positive seasonal cycle characteristic of the spring and summer. In figures, the number of employed reached 5,450,960 people, representing an increase of 2.7% with respect to 3Q02 or the equivalent of 145,960 jobs created in most of the economic sectors. Likewise, the number of unemployed dropped by 1.4% with respect to 3Q02, reaching 563,890 people. According to estimations of expert opinion, the favorable context of the construction and agricultural sectors, plus the dynamism of the internal demand allow to estimate an unemployment rate of 7.6% for year-end, which will place the yearly average at 8.5%, a decrease of 0.4 decimals from 2002.

  The Net Income of Provida to September 2003 amounted to Ch$24,751.1 million, equivalent to an average equity return of 18.9%, representing a real decrease of 11.5% over the same period of 2002. In operating terms, this is explained by the higher net cost of the L&D insurance due to both the lower rebates on insurance contracts prior to the current one and the higher provisions for the casualty rate made in accordance with the increase of casualties observed throughout the industry as well as the application of even more conservative accounting criteria in this matter. To this are added the higher administration and commercial expenses associated to the new services of the pension industry (multiple funds, voluntary pension savings and AFC), and together with L&D insurance, overshadowed the favorable evolution of operating revenues with respect to fees and mandatory investments.

  In non-operating terms, the results increased by Ch$8,058.0 million (277.8%), fundamentally due to the income before taxes on the sale of AFPC Porvenir in Colombia for Ch$9,556 million. This transaction obeys to the joint international strategy of Provida with the BBVA Group, where the latter has a controlling stake in another AFPC in Colombia, Crecer, while Provida had a 20% ownership of AFPC Porvenir and therefore did not have a controlling position in a mature market, with a certain degree of uncertainty associated to possible changes in the regulations. This transaction is associated to a Provida s aquisition related to a position with management capacity in AFP Porvenir in Dominican Republic, which in addition sustains itself financially on the expected results in the medium and long term that are strengthened by the benefits of the future merger agreed on with BBVA Crecer AFP. Additionally, a lower loss for price level restatement was recorded stemming from the lower inflation applied during the period over the net liability exposure of Provida (1.31% versus 1.23% applied last year), as well as for the income on the exchange rate difference originated by the sale of AFPC Porvenir; lower financial expenses are added to this, given the better financial performance of the Company. Partially offsetting the above are the lower income from the affiliated companies abroad, due to the impact of the Chilean peso appreciation regarding US dollar in the results recorded by Provida and the exchange rate effects over the results of AFORE Bancomer, while in local terms it is explained by the losses suffered by affiliates PreviRed.com and AFC that have not yet reached their breakeven point.

	Sep-03	Sep-02	Change	%
	(Million of constant Chilean pesos at September 30, 2003, except percentages)
Operating Income	20,423.6	28,719.3	(8,295.6)	-28.9%
Total Operating Revenues	84,879.8	81,489.9	3,389.9	4.2%
Total Operating Expenses	(64,456.2)	(52,770.6)	(11,685.6)	22.1%

Other Income (Expenses)	10,958.9	2,900.9	8,058.0	277.8%
Income Taxes	(6,631.4)	(3,666.5)	(2,964.9)	80.9%
Net Income	24,751.1	27,953.7	(3,202.6)	-11.5%

  Earnings per share (each ADR represents fifteen shares) reached Ch$74.71 at September 30, 2003, compared with Ch$84.37 for the same period of 2002. At September 30, 2003, total outstanding shares stood at 331,316,623, not recording any changes with respect to the same period the previous year.

Recent Developments and Projects

  Year 2003 has been characterized by the implementation of the most important reforms the Pension Industry has experienced since its creation, affecting business strategy. The said reforms correspond fundamentally to the following: 1) Flexibilization of mechanisms for voluntary pension savings (APV) in March, 2002 that provides new savings incentives and allows other financial institutions different from the AFPs to administrate them, and 2) Multiple Funds, partially in force since March, 2002, and in full force since August 1, 2002, by increasing the number of investment portfolios from 2 to 5 offered to the affiliates.

  Regarding voluntary pension savings, according to the available information at June, 2003, the AFPs continue to lead with a market share of 91% in account numbers and 88% in assets under management, followed by insurance companies with a 7% market share in both parameters. From the start up, competition was created through the wide range of savings plans offered by the different players, with significant differences for administration costs for this service among the different institutions. In the particular case of Provida, it has stood out for its low administration cost among the AFPs, with an annual fee of 0.49% over the funds administered. Regarding market share within the AFP industry, Provida, at August, 2003, has 41% of the administrated accounts and 19% of the associated funds.

  With respect to the Multiple Funds Law, this has enabled affiliates to select among five investment alternatives for their pension savings, according to their risk preferences and age. Furthermore, it has allowed to widen the range of funds offered by the AFPs with respect to voluntary pension savings, making them more attractive in terms of diversification to their affiliates, and therefore, more competitiveness with the other players in this new business. At one year from the start up of the multiple funds, the AFP trade association came to a favorable conclusion with regard to the profitability obtained, the correct administration of the reform on behalf of the AFPs and the proactivity shown by affiliates in their pension savings management. In figures, the latter is reflected by the 1,499,000 people have opted in the last 12 months for one of the five funds, representing 42.7% of the contributors, with an average transfer rhythm of 35,000 per month.

  Regarding profitability, the results obtained by the AFPs are within the historically highest ever recorded by the system. In figures, fund type A, which has the highest concentration of shares (up to 80% of the portfolio), earned in real terms close to 27% in 12 months and over 25% during the current year. These results, according to analysts’ opinion, may surpass the record obtained by pension funds in 1991 of 29.7% of the profitability of fund type A by year-end. Likewise, fund type B, which has a maximum investment level in shares of 60%, also has favorable returns with a profitability of approximately 15% in real terms. Fund type C, which concentrates 70% of all pension savings, reached a 10% real profitability, similar to the historical one recorded by the system. With regard to the more conservative funds type D and E, these yielded approximately 8% and 3.4% in real terms respectively.

  As was mentioned in previous press releases, and after the Unemployment Insurance Law was passed in Chile in 2001, the consortium comprised of all the AFPs in the industry was awarded in January, 2002 the administration of the unemployment insurance for 10 years. Provida participates with 37.8% of the ownership in this new company named “Unemployment Funds Administrator of Chile S.A.” (AFC), a business which has originated new sources of revenue after being awarded the operational and technical support of said company. For these concepts, Provida has perceived during 2003 revenues for Ch$209.9 million originated from rendering services of said support and an additional Ch$213.2 million for administrating accounts, both recognized as other operating revenues. Regarding market penetration, 1,721,220 workers have opted to join the unemployment insurance, of which 96% contribute obligatorily. Furthermore, the affiliate income has increased steadily reaching a monthly average of US$340, while assets under management amount to US$78 million. At September, 2003, the number of insurance beneficiaries reached 47,916, which all together have been paid US$3 million.

  With respect to the international business and as a result of the joint strategy to boost the pension franchise with the BBVA Group, foreign affiliate companies portfolio of Provida have made certain changes to their investment portfolios during the quarter. As was mentioned previously, Provida sold its 20% stake in AFPC Porvenir in Colombia. This decision obeys to the fact that the Colombian pension fund market has matured and the existence of a series of regulation changes that may affect the sector, a situation in which Provida did not exercise a management position in the company, while BBVA Group has a controlling position in another AFPC, Crecer in Colombia. Consequently, and given the attractive offer of purchase on behalf of the AFPC Porvenir controlling shareholders, the Sarmiento Group, the Company administration decided it was the right moment to make the sale. In figures, the net income of the transaction reached Ch$5,984 million, of which Ch$9,556 million were recognized as income in other non operational revenues, Ch$120 million recognized as income for price level restatement originated by differences of the exchange rate when the reserves were released, and to which income tax was reduced for Ch$3,692 million.

  Additionally and also linked to this transaction, the Sarmiento Group sold its stake to Provida and then negotiated with minority shareholders with the purpose of finally acquiring 100% of AFP Porvenir in the Dominican Republic for a total of US$15.4 million. The said country has just created a pension fund system similar to the Chilean one and, because of the business projections offered, the benefits of a merger between BBVA Crecer AFP controlled by the BBVA Group and the fact that Provida shall have participation in the administration of said AFP, it was considered a good business opportunity and consistent with the international strategy at Provida and BBVA Group. Due to the controlling position of Provida, starting in September 2003, the results of AFP Porvenir in the Dominican Republic are consolidated with those of the Company which implied recognition of a net loss of Ch$26.9 million in the month that affected the evolution of the different components of Provida’s results.

Business Development

  Operating Revenues accumulated at September 30, 2003 ascended to Ch$84,879.8 million, representing a real growth of 4.2% or Ch$3,389.9 million with respect to the same period last year. Supporting this on the one hand, is the upward trend experienced by the fee income with an increase of Ch$1,228.1 million over the amount recorded during the same period in 2002 as well as the higher earnings obtained on mandatory investments of Ch$3,769.6 million supported by the recovery of the stack markets both locally and foreign, and the higher flexibility of the investment portfolios due to the implementation of the multiple funds previously pointed out. Partially overshadowing this favorable evolution, are the lower rebates and financial revenues on the L&D insurance contracts prior to the current ones, implying lower income for Ch$1,880.0 million, given that a large part of the favorable casualty rebates took place in previous years.

  Fee Income accumulated to September 30, 2003 reached Ch$73,575.9 million, representing a real increase of Ch$1,228.1 million (1.7%) with respect to the same period last year and the steadfast upward trend so far this year. This is explained by the commercial strategy of Provida allowing it to be market leader with respect to new affiliations (with an average market share of over 50%) and in an increase of net positive income transferred among AFPs which has resulted in a higher volume of collected salary base. In figures, the average number of contributors at September 2003, ascended to a total of 1,403,853.

  Gains on Mandatory Investments accumulated to September 30, 2003 for Ch$8,042.7 million, representing a significant rise of Ch$3,769.6 million (88.2%) with respect to the same period of 2002. This is explained by the recovery of the stock markets, in a context of the implementation of the multiple funds system and due to the preference of the affiliates, the variable income portfolio increased from 23.2% of the pension funds from the start up of the system to a 34.57% to September 2003. In figures, the stock market recovery took place both locally (IPSA +43.0%, IGPA +39.3%) and abroad (Dow Jones +11.2%, Nasdaq +33.8%, MSCI US Value +15.4%, MSCI Europe ex UK +14.9%, AC Far East ex Japan +25.5%), while during the same period last year, local stock (IPSA -21.6%, IGPA -13.0%) and foreign stock (Dow Jones -24.2%, Nasdaq -39.9%, MSCI US Value -29.8%, MSCI Europe ex UK -30.1%) plunged, partially offset by the favorable impact of the lower interest rates that characterized the period. Regarding nominal profitability of the pension funds, this reached to September 2003, a return of 10.06% which compares favorably with the 5.64% nominal reached in the same period a year earlier.

  Operating Expenses increased from Ch$52,770.6 million at September, 2002 to Ch$64,456.2 million at September 2003, equivalent to 22.1% or Ch$11,685.6 million. This is explained by the higher expense of the L&D insurance premium of Ch$9,188.8 million, mainly due to the higher provisions for the casualty rate, in accordance with the industry level, in addition to the application of even more conservative criteria applied by the Company for the recognition of the provisions. Furthermore and due to the new services granted by the pension fund industry, the Company has incurred higher commercial and administrative expenses, while the administrative structure has continued its rationalization process which resulted in severance payments during the period, explaining the increase in administrative remunerations.

  Administrative Personnel Remunerations at September 2003 reached Ch$12,449.6 million, representing an increase of Ch$291.9 million or 2.4% with respect to the same period a year earlier. This evolution is explained by severance payments originating in the fact that the Company continues to rationalize its functions, implying a lower administrative staff structure. In figures the average staff of the period inexperienced a drop of 5.3%, from 1,133 employees at September 2002 to 1,072 at September 2003 while at the close of each period the administrative staff diminished by 7.4% from 1,119 to 1,036 employees.

  Sales Personnel Remuneration increased by 16.7% or Ch$942.1 million from Ch$5,654.0 million at September 2002 to Ch$6,596.0 million in the same period for the present year. Commercial activity in the industry has risen during the period, marked by the regulatory changes regarding multiple funds, which strengthened the competitiveness of the voluntary pension funds with respect to other participants in this business. In this context, Provida has concentrated its efforts on capturing a higher number of contributors as well as on pension fund advisory in order to create client loyalty and by doing so, reducing the level of transfers in the medium term. As a result of the above, a higher payment for variable incentives, basically rewards and commissions for Ch$857.5 million, was carried out as well as other benefits associated to these for Ch$98.1 million.

Regarding to the sales staff, the average number of sales agents diminished 5.9%, from 677 in September 2002, to 637 in September 2003. With respect to the staff at the close of each period, it dropped from 670 to 630 salespeople, recording a decrease of 6.0%.

  In terms of expenses for Life and Disability Insurance (L&D), this reached Ch$34,903.6 million at September 2003, higher by Ch$9,188.8 million or 35.7% compared to the same period the previous year. This is explained by the higher provisions and payments made for casualties for Ch$8,573.5 million.

  On the one hand, the higher provisions and payments are originated by the higher casualty rate observed at the industry level, which, in previous press releases have been mentioned as a result of both the unemployment situation in the country and the learning process of the benefits coverage by affiliates which have implied an upward trend in the number of casualty requests, together with the downward trend of the interest rates and the profitability of the pension funds, factors that have implied a higher economic value of said casualties.

  It must be pointed out that Provida has been making provisions since the casualty rate observed is over the provisional rate paid monthly to the insurance company, assuming the cautious and conservative principle to replenish monthly the higher expected cost of these contracts. These provisions are based on payment projections up to the date of the next payment, according to the historical evolution of the parameters and the trend of variables such as unemployment and the learning process of the affiliates regarding the access to disability benefits and its impact on the casualty requests, as well as the effects of the pension fund return and the interest rates over the casualty costs, implicit in the projected casualty rate for the period of payment. As a result, monthly provisions have been made at a rate of 1/12 (from April of the year in course, after pre-payment and until March of the following year, date of the next pre-payment). Furthermore, and reinforcing the conservative quality of the recognition of the casualty rate, starting August 2003 with the coming into effect of the new contract and in consideration of the higher level of expertise acquired, AFP Provida has decided to adopt the application of the accrued criteria of the projected casualty rate of the contract in its period of coverage, of 17 months, in order to maintain an adequate correlation between revenues and expenses recognized on a monthly basis. The above has implied an anticipation of the provisions, since prior to the adoption of this criteria, the provisions began one year before the first pre-payment, in other words, eight months after the enforcement of the new contract since it did not have enough reasonable evidence that allowed for an adequate predictive capacity. The impact on results of the said measure ascends to Ch$1,128.7 million.

  Finally, and in consistence with the aforementioned regarding the application of even more conservative criteria in the constitution of the insurance provisions, it was decided, in September, to anticipate a considerable portion of the provisions required to cover the payment of the contract Aug.01/July03 in March 2004, for an amount of Ch$3,588.2 million.

  To the effect of the higher provisions, a higher variable premium is added for a sum of Ch$572.4 million, given the growth experienced of the volume of client salary base.

  Other Operational Expenses increased from Ch$9,244.2 million at September 2002 to Ch$10,507.0 million at September 2003, representing a negative deviation of 13.7% or Ch$1,262.7 million. Fundamentally, this is explained by the higher administrative expenses of Ch$1,091.1 million associated with the launching of the multiple funds and correspond basically to communications and customer service both with respect to mailing and forms, as well as those expenses related to the administration of funds. Additionally, the administration expenses include the costs associated with the externalization of the collection process in order to improve service quality at agencies and at the same time, reduce the expense associated with them. Finally, expenses related to the rendering of technological and operational support to the AFC have implied hiring temporary workers and services which finds its counterpoint in the revenues perceived for this concept. Other components that explain this deviation are the higher commercialization costs of Ch$77.6 million associated with a brand image campaign that supports the commercial strategy as well as those with regard to disability cases that duly control the casualty rate of Ch$201.2 million.

  As a result of the higher expenses above mentioned and in spite of the increase in operating revenues, the Operating Income diminished by Ch$8,295.6 million or 28.9%, reaching Ch$20,423.6 million at September 2003. Consistent with the above, the result of the Core Business, defined as the difference between Fee Income and Operating Expenses, decreased 53.4% in absolute terms from Ch$19,577.2 million at September 2002, to Ch$9,119.8 million at September 2003.

  Other Non Operating Income (Expenses) rose significantly from an income of Ch$2,900.9 million at September 2002 to an income of Ch$10,958.9 million at September 2003, representing a positive deviation of Ch$8,058.0 million. This is fundamentally the result of the income obtained on the sale of AFPC Porvenir in Colombia, a transaction in accordance with the joint international strategy of Provida and the BBVA Group and in consideration of the sale opportunity of this position due to the maturity of the market, regulatory uncertainties and the fact that Provida did not have a controlling position, explain the higher non operating revenues for Ch$9,393.7 million. Furthermore, during the period, lower losses in the price level restatement of Ch$240.3 million were perceived stemming from the lower inflation applied in the period (1.31% versus 1.23% applied the previous year) over its non monetary net liability exposure as well as for the income produced on the difference of the exchange rate for the AFPC Porvenir sale, in addition to the lower financial expenses given the improved financial performance of the Company. Partially offsetting this are the lower returns of the affiliate companies; the foreign affiliates’ performance was universally affected by the appreciation of the Chilean peso versus the dollar and in particular by the AFORE Bancomer earnings affected by the local currency exchange rate with respect to the dollar and the exclusion of the AFPC Porvenir results starting September; while in local terms, it is explained by the losses sustained for the PreviRed.com and AFC affiliates that have not yet reached their breakeven point.

  The Results of Affiliated Companies declined from Ch$8,194.8 million in September 2002 to Ch$6,363.0 million in September 2003. This decrease of Ch$1,831.7 million (22.4%) stems mainly from foreign affiliates regarding the effect of the appreciation of the Chilean peso with respect to the dollar given the dollarization carried out in the Provida Internacional’s accounting in addition to the lower returns contributed by AFORE Bancomer of Mexico of Ch$1,074.7 million owing to the depreciation of the local currency regarding the dollar and the exclusion of AFPC Porvenir of Colombia from September onward with a comparative effect ascending to Ch$350.8 million. Regarding local affiliates, the highest losses were recorded by PreviRed.com and AFC for Ch$432.1 million together since they have not yet reached breakeven point.

			Sep-03	Sep-02	Change	%
Company		Country	(Million of constant Chilean pesos at September 30, 2003, except percentages)
Horizonte		Peru	1,686.2	1,638.6	47.5	2.9%
Porvenir		Colombia	1,034.2	1,385.0	(350.8)	-25.3%
Bancomer		Mexico	3,769.6	4,844.3	(1,074.7)	-22.2%
Crecer		El Salvador	610.3	630.7	(20.3)	-3.2%
DCV		Chile	47.4	48.8	(1.4)	-2.8%
PreviRed.com		Chile	(363.5)	(261.9)	(101.6)	38.8%
AFC		Chile	(421.2)	(90.7)	(330.5)	364.5%
	TOTAL		6,363.0	8,194.8	(1,831.7)	-22.4%

In Peru, Provida Internacional has a 15.87% shareholding of AFP Horizonte since 1993. At September 2003, this affiliate generated returns of Ch$1,686.2 million for Provida representing a real growth of 2.9% with respect to September 2002, a positive deviation equivalent to Ch$47.5 million. Although, in dollars, this affiliate increased its returns by around 20% owing to higher earnings in fees charged to a greater average number of contributors as well as to higher gains on mandatory investments, the effect of the appreciation of the Chilean peso with respect to the dollar of 11.7% in 12 months, explains the lower real growth in local terms for Provida. At September 2003, this affiliate has 825,387 affiliates and assets under management for Ch$1,452.7 million, figures equivalent to market shares of 26% and 25% respectively, and situates it in first place in terms of affiliates and third place for assets under management.

In the case of Colombia, Provida Internacional had been present from 1994 until September 2003 when it sold its 20% stake to the controllers of AFPC Porvenir. Until August 2003, this affiliate generated for Provida an income of Ch$1,034.2 million, comparing unfavorably with the results recognized in the first nine months of 2002 of Ch$1,385.0 million. In first place and as was mentioned in comparative terms, there is one month less of results in 2003 as a result of the sale and, together with the rest of the foreign affiliates, the earnings were additionally affected by the appreciation of the Chilean peso with respect to the dollar by 11.7%. At August 2003, this affiliate had a total of 1,280,205 affiliates and assets under management of Ch$1,792 million, figures equivalent to market shares of 25% and 27%, respectively, maintaining its first place of the market share in all the relevant variables. This affiliate sale, as was mentioned previously, was in joint with the Provida’s acquisition of a position with management capacity in AFP Porvenir in Dominican Republic, which in addition sustains itself financially on the expected results in the medium and long term that are strengthened by the benefits of the future merger agreed on with BBVA Crecer, the AFP of the BBVA Group in that country. Due to the controlling position of Provida, starting in September 2003, the results of AFP Porvenir in the Dominican Republic are consolidated with those of the Company.

In El Salvador, AFP Crecer was created in September 2000 as the result of a merger of AFPs Porvenir, Prevision and Maxima, converting it into the country’s largest pension fund administrator in terms of clients. At September 2003, the client portfolio ascended to 577,047 with assets under management of US$645 million, figures equivalent to market shares of 55% and 48%, respectively. Provida Internacional has an ownership of 19.00% of AFP Crecer, originating earnings for Provida of Ch$610.3 million at September 2003, implying a real decrease of 3.2% with respect to the results reached for the same period the previous year of Ch$630.7 million. In dollars, this affiliate experienced a growth of approximately 10%, as a result of the rise in operating revenues, both with respect to fees and mandatory investments, accompanied by a slight increase in operating expenses.

Nevertheless, said evolution was overshadowed by the appreciation of the Chilean peso of 11.7% which affected the recognition of results in local terms for Provida.

Regarding Mexico, in November 2000, Provida Internacional purchased 7.5% of the equity of AFORE Bancomer, whose contribution in results maintain it as the largest investment and the highest volume in earnings for Provida of Ch$3,769.6 million, with a 53.1% participation over the total contributed by the foreign affiliates at September 2003. Compared to the same period the previous year, this affiliate income dropped by Ch$1,074.7 million or 22.2% as a result of the depreciation experience by the local currency versus the dollar between both periods under comparison reaching 8.4% in addition to the negative effect of the appreciation of the Chilean peso with respect to the dollar of 11.7%. In fact, in local terms, the Mexican affiliate experienced a slight increase of 0.38%, produced by the higher fee income offset by the even greater loss for price level restatement. At September 2003, AFORE Bancomer maintains a client portfolio of 4,334,689 and funds under management of US$7,403 million, representing market shares of 14% and 21%, respectively, situating it in second place of the market share on all relevant variables.

Finally, the results of local affiliates, jointly contributed lower earnings for Provida of Ch$433.5 million, product of higher losses at two of the three companies. On the one hand, the “Unemployment Funds Administrator of Chile S.A.” (AFC), a company which started operations in October, 2002 and where Provida has a 37.9% ownership, represented a loss for the Company of Ch$421.2 million at September 2003, comparing unfavorably with the loss obtained at September 2002 of Ch$90.7 million. Furthermore, PreviRed.com, an electronic collection company where Provida also has 37.8% ownership, implied a loss of Ch$363.5 million for the Company at September 2003, representing a negative deviation of Ch$101.6 million or 38.8% with respect to the same period last year, and that still hasn’t reached breakeven point. Lastly, “Investments DCV” (DCV), whose business is to invest in companies devoted to public offering securities, where Provida participates with a 23.14% stake and the rest of its main shareholders being other AFPs of the industry, the same as with the other two local investments (AFC and PrevirRed.com). This company represented for Provida an income of Ch$47.4 million during the year, resulting slightly inferior (Ch$ 1.4 million or 2.8%) to the returns of the same period last year.

  Interest Expenses diminished by Ch$224.6 million or 17.5%. This positive deviation is the mainly the result of the lower level of long-term debt, basically given the amortizations that took place between both periods.

  A loss of Ch$311.9 million for Price Level Restatement to September 2003 is lower by Ch$240.3 million or 43.5% with respect to the same period last year. This positive evolution is explained by the lower inflation applied over the net liability exposure of the Company (1.23% versus 1.31% applied the previous year), in addition to the profit for the difference in the exchange rate originated by the sale of AFPC Porvenir of Ch$119.6 million. The latter is due to an accounting principle in Chile that allows to reflect the differences in the exchange rate produced both by dollar denominated investments and loans in US$ related to these investments (hedge) in a patrimony account. Despite that the loan in US$ was paid off in March 2000, the accumulated balance of the equity capital for the assets and liabilities accounts is released the moment the sale of the investment takes place.

  At September 30, 2003, Income Taxes recorded a higher accumulated expense of Ch$237.6 million with respect to the same period of the previous year, explained by the tax figure involved in the sale of the stake in Porvenir Colombia carried out in September, reaching Ch$3,691.9 million, offsetting the effect of the lower taxes due to the decrease of the returns generated in the same period last year.

  Total Assets at September 30, 2003, reached Ch$228,343.0 million representing an increase of Ch$8,990.2 million or 4.1% regarding September 2002. This evolution is explained fundamentally by the increase of Ch$9,170.9 million in mandatory investments, a result of both the normal contributions made on the growing client salary base and the important returns obtained by the pensions funds. The latter was partially offset by the decline of other assets of Ch$6,343.5 million owing to the sale of AFPC Porvenir (partially neutralized by the investment in AFP Porvenir in Dominican Republic) as well as the periodic amortization of the goodwill.

  Total Liabilities increased from Ch$44,848.0 million at September 2002 to Ch$53,835.4 million at September 2003, representing a difference of Ch$8,987.4 million or 20.0%. The latter, due to an increase in outstanding liabilities of Ch$16,994.8 million owing to a greater use of credit lines, will be partially settled with the resources stemming from the sale of AFPC Porvenir, temporarily maintained as marketable securities (current assets). Partially offsetting the latter is the decline of long-term liabilities of Ch$8,007.4 million as a consequence of debt amortizations effectuated according to the established payment schedule in the respective loan contracts.

  Shareholders’ Equity of the Company remained practically intact at the close of September 2003 reaching Ch$174,507.5 million, while for the period ending September 2002, it reached Ch$174,504.7 million. The latter is basically due to the release of other reserves associated with the investment in AFPC Porvenir which offset the positive effect of the higher earnings accumulated owing to the generation and retention of the Company’s income.

  The Exchange Rate at September 30, 2003 was Ch$660.97 per dollar while for the same period the previous year it reached Ch$748.73 per dollar. At September 2003, an appreciation of 8.7% of the exchange rate was recorded in contrast with the depreciation of 14.3% of the exchange rate recorded at September 2002.

CONSOLIDATED INCOME STATEMENT

	Sep-03	Sep-02	Change	%
	(Million of constant Chilean pesos at September 30, 2003, except percentages)
OPERATING REVENUES
Fee income	73,575.9	72,347.8	1,228.1	1.7%
Gains on mandatory investments	8,042.7	4,273.1	3,769.6	88.2%
Rebates on L&D insurance	977.0	2,857.0	(1,880.0)	-65.8%
Other operating revenues	2,284.1	2,011.9	272.2	13.5%

Total Operating Revenues	84,879.8	81,489.9	3,389.9	4.2%

OPERATING EXPENSES
Administr. personnel remunerations	(12,449.6)	(12,157.7)	(291.9)	2.4%
Sales personnel remunerations	(6,596.0)	(5,654.0)	(942.1)	16.7%
L&D insurance	(34,903.6)	(25,714.7)	(9,188.8)	35.7%
Other operating expenses	(10,507.0)	(9,244.2)	(1,262.7)	13.7%

Total Operating Expenses	(64,456.2)	(52,770.6)	(11,685.6)	22.1%

OPERATING INCOME	20,423.6	28,719.3	(8,295.6)	-28.9%

OTHER INCOME (EXPENSES)
Gains on investments	56.5	111.4	(54.9)	-49.3%
Profit (loss) in affil. companies	6,363.0	8,194.8	(1,831.7)	-22.4%
Amortization of goodwill	(3,735.7)	(3,821.8)	86.0	-2.3%
Interest expense	(1,055.6)	(1,280.3)	224.6	-17.5%
Other income net	9,642.7	249.0	9,393.7	3772.4%
Price level restatement	(311.9)	(552.2)	240.3	-43.5%

Total Other Income (Expenses)	10,958.9	2,900.9	8,058.0	277.8%

INCOME BEFORE TAXES	31,382.5	31,620.1	237.6)	-0.8%
INCOME TAXES	(6,631.4)	(3,666.5)	(2,964.925)	80.9%

NET INCOME	24,751.072	27,953.643	(3,202.571)	-11.5%

CONSOLIDATED BALANCE SHEET

	Sep-03	Sep-02	Change	%
	(Million of constant Chilean pesos at September 30, 2003, except percentages)
ASSETS
Current Assets	11,438.3	7,263.6	4,174.7	57.5%
Mandatory Investment - Reserve	89,682.7	80,511.8	9,170.9	11.4%
Premises and Equipment	26,085.3	24,097.3	1,988.1	8.3%
Other Assets	101,136.7	107,480.2	(6,343.5)	-5.9%

TOTAL ASSETS	228,343.0	219,352.8	8,990.2	4.1%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	48,437.2	31,442.4	16,994.8	54.1%
Long-Term Liabilities	5,398.3	13,405.6	(8,007.4)	-59.7%

Minority Interest	0.1	0.1	0.0	3.3%
Shareholders Equity	174,507.5	174,504.7	2.8	0.0%

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	228,343.0	219,352.8	8,990.2	4.1%

A.F.P. PROVIDA S.A.
COMPARATIVE ANALYSIS FOR THIRD QUARTER 2003 (3Q03)

  The Net Income for 3Q03 amounted to Ch$8,996.7 million, lower by 2.3% or Ch$212.7 million with respect to 3Q02. Even though operating revenues showed a favorable evolution, both for fee income and mandatory investments, the quarter was affected by specific situations that had an effect on the results. In operating terms, higher expenses stemming from fundamentally L&D insurance owing, on the one hand, to the casualty rate observed at the industry level, in addition to an even more conservative criteria applied by the Company in the recognition of this expense that led to anticipate the provisions explained earlier. The non operating results were positively marked by the income of the sale of AFPC Porvenir in Colombia during September which was partially offset by the higher taxes originated by the transaction.
	3Q 2003	3Q 2002	Change	%
	(Million of constant Chilean pesos at September 30, 2003, except percentages)
Operating Income	3,815.6	9,765.7	(5,950.1)	-60.9%
Total Operating Revenues	28,549.9	27,107.2	1,442.7	5.3%
Total Operating Expenses	(24,734.2)	(17,341.4)	(7,392.8)	42.6%

Other Income (Expenses)	9,655.2	519.6	9,135.7	-1758.4%
Income Taxes	(4,474.1)	(1,075.8)	(3,398.3)	315.9%
Net Income	8,996.7	9,209.4	(212.7)	-2.3%

Operationally speaking, revenues presented a favorable evolution boosted by both the upward trend of fee income (higher by Ch$508.0 million or 2.1% to 3Q02), and the higher gain on mandatory investments (by Ch$870.1 million or 44.3% regarding 3Q02) owing to an increase of the pensions funds’ profitability (3.30% nominal in 3Q03 versus 2.51% in 3Q02). Likewise, operating expenses increased as was explained earlier, due to the provisions of the L&D insurance of Ch$6,755.6 million, as well as for the increase in commercial and administrative expenses of Ch$632.0 million, owing fundamentally, as in previous quarters, to the changes sustained in the pension fund business.

In non operating terms, contributing to a higher result, the income on the sale of AFPC Porvenir previously mentioned was accompanied by a significant lower loss of price level restatement given the lower inflation applied during the period (0.08% in 3Q03 versus 0.7% in 3Q02) and the income on the difference of the exchange rate originated by said transaction. Partially offsetting the latter, are the lower earnings of the affiliated companies mainly due to the international effect of the appreciation of the peso and the exchange rate effect on the results of AFORE Bancomer while in local terms this is explained by the losses sustained by PreviRed.com and AFC which have not yet reached breakeven point. Furthermore, in terms of income tax, a higher expense was recorded of Ch$3,398.3 million, regarding the sale of AFPC Porvenir in Colombia.

  Earnings per Share (each ADR represents 15 shares) during the quarter amounted to Ch$27.15 (Ch$27.80 in 3Q02). At the close of 3Q03, the total number of outstanding shares stood at 331,316,623, remaining unchanged to the level of 3Q02.

  Operating Revenues reached Ch$28,549.9 million during 3Q03, representing an increase of 5.3% or Ch$1,442.7 million with respect to 3Q02, sustained by the favorable evolution of the majority of its components. Within the latter, the contribution of fee income stands out, recording a positive variation of Ch$508.0 million (2.1%). Additionally, favorable results were attained on mandatory investments, with a positive deviation of

Ch$870.1 million, and to a lesser extent, for the other operating revenues of Ch$130.6 million. The latter resulting in higher revenues stemming from rendering services to the AFC with regard to account administration of Ch$199.5 million, the inclusion from September onward of the revenues from AFP Porvenir in Dominican Republic of Ch$53.2 million, partially offset by the lower revenues recognized from AFP Genesis of Ch$73.2 million given the appreciation of the Chilean peso with respect to the dollar.

  Fee Income amounted to Ch$24,635.3 million during the period, implying a growth of 2.1% or Ch$508.0 million with respect to 3Q02, mainly supported by the higher volume of affiliates salary contributed during 3Q03, as a product of the business strategy of Provida carried out during the year which has resulted in an increase of positive transfers with the rest of the AFPs. In figures, the average number of contributors to the third quarter amounted to 1,380,561.

  Gains on Mandatory Investments during 3Q03 rose to Ch$2,832.8 million, an increase of Ch$870.1 million or 44.3% compared to that attained in 3Q02 of Ch$1,962.8 million. This favorable evolution is supported by the recovery of the stock markets which was highly taken advantage of given the high concentration of pension funds in this kind of instrument after the implementation of the multiple funds where the affiliates opted gradually and preferably for those portfolios concentrated in variable income. On the local scene, the stock market showed an important recovery (IPSA +16.5%, IGPA +17.2%) which compares favorably with the sagging figures of 3Q02 (IPSA-10.1%, IGPA –6.1%), while the foreign markets also showed the same tendency (Dow Jones +3.2%, Nasdaq +10.1%, Nikkei +21.1%), compared to the plunge in foreign shares sustained in 3Q02 (Dow Jones -17.9%, Nasdaq -19.9%, MSCI US Value -20.7%, MSCI Europe ex UK -26.3%, Nikkei -13.2%). In this context, the unfavorable performance of the stock markets during 3Q02 overshadowed the positive contributions of the local fixed income instruments favored by the lower interest rates established by the Central Bank. In figures, the nominal profitability of the pension funds reached 3.30% in 3Q03, while in 3Q02 amounted to 2.51%.

  Operating Expenses amounted to a total of Ch$24,734.2 million during 3Q03, a real increase of 100% 42.6% or Ch$7,392.8 million with respect to 3Q02. The quarter was 80% 13% characterized by the application of even more conservative criteria in casualty rate provisions, implying an anticipation of provisions with respect to the previously used criteria starting in August and onward, with an effect for 3Q03 of higher L&D insurance expenses of Ch$4,716.9 million, which, when added to the casualty rate evidenced at the industry level, explains the deviation of the period of Ch$6,755.6 million for this concept with respect to 3Q02. Additionally, the higher commercial and administration expenses for a total of Ch$632.0 million originated fundamentally from the changes experienced in the pension fund business. It must be pointed out that operating expenses incorporate those associated with the consolidation of AFP Porvenir in the Dominican Republic for Ch$159.2 million in September which were partially offset by the savings obtained by AFP Genesis of Ch$75.1 million basically associated with administration and remuneration expenses.

  Remunerations of Administrative Personnel amounted to Ch$4,055.2 million in 3Q03, representing a slight increase of Ch$5.2 million or 0.1% over 3Q02. The latter includes Ch$49.4 million stemming from the consolidation of AFP Porvenir in the Dominican Republic, partially offset by savings for Ch$32.6 million reached by AFP Genesis, so that on the local scene, expenses experienced a decrease of Ch$11.6 million or 0.3%.

  Locally, savings of Ch$100.4 million attained in 3Q03 as a result of the rationalization of functions process implemented during the year and has implied a structural downsizing of the staff, was partially offset by the severance payments of the period associated with the said plan. In figures, the average headcount of administrative personnel fell with respect to 3Q02 by 7.0%, from 1,116 to 1,038.

  Sales Force Remuneration rose to Ch$142.2 million or 6.6% from Ch$2,147.5 million in 3Q02 to Ch$2,289.8 million in 3Q03. Like in previous quarters, the higher commercial activity experienced by the industry with the enforcement of the multiple funds that strengthened the competitiveness in voluntary savings funds where Provida adopted a more aggressive strategy resulting in a higher volume of transferred salary bases from other AFPs, whose effects have begun to be seen during this quarter. Complementing this, the Company has focused its efforts on boosting pension fund counseling and by doing so building client fidelity and reducing transfers in the medium term.

  Regarding expenses, the aforementioned implied a payment of greater variable incentives (commissions and rewards) of Ch$258.7 million, in addition to other benefits indexed to the same for Ch$19.1 million, partially offset by lower severance payments of Ch$109.4 million with respect to 3Q02, given that in said period negotiated severance payments were paid previously to sales agent applicants. It must be pointed out that as a part of the expense for the period are Ch$24.0 million stemming from AFP Porvenir in the Dominican Republic that is launching the system.

  The average number of sales agents fell from 708 in 3Q02 to 631 in 3Q03, a drop of 10.9%.

  Expenses recognized for the concept of Life and Disability Insurance during 3Q03 reached Ch$14,691.8 million, which is higher by Ch$6,755.6 million or 85.1% with respect to 3Q02. As was previously mentioned, this evolution is by a large measure due to the application of more conservative criteria of the recognition of this expense on behalf of the Company that led it to anticipate the provisions regarding the criteria previously applied to the projection of the pre-payments, owing to the inexistence of enough information to project casualty rates of the contracts and by doing so presenting a better correlation between revenues and expenses for each period. In figures, and with regard to the contract in force starting August, the projection of the casualty rate has been accrued from that date onwards and until the end of the coverage (December, 2004) which implied a higher expense of Ch$1,128.7 million which, according to the previous criteria its provision, would have begun 12 months before the first pre-payment in March 2005, in other words, in April 2004. Furthermore, in consistence with the above, a large part of the required provisions have been anticipated in order to cover the estimated payment to take place in March 2004 of the August 2001-July 2003 contract, whose period of coverage has already finished and implied an expense of Ch$3,588.2 million. Finally, to the above is added the evolution of the casualty rate observed at the industry level that, together with the previous descriptions, explains the higher provisions recognized in 3Q03 of Ch$6,343.6 million with respect to 3Q02. Lastly and due to a higher volume of salaries collected during the period, a higher payment of the temporary premium was carried out for Ch$508.0 million.

  Finally, regarding the evolution of expenses, Other Operating Expenses increased from Ch$3,207.7 million recorded in 3Q02 to Ch$3,697.5 million in 3Q03, a negative deviation of 15.3% or Ch$489.8 million. It must be pointed out that behind this evolution are the administration expenses stemming from the consolidation of AFP Porvenir in Dominican Republic for Ch$85.9 million in the month of September and that is in the stage of launching the system, partially offset by the savings reached by AFP Genesis of Ch$38.5 million.

  Locally, the negative deviation is associated with higher administration expenses of Ch$424.8 million stemming from the hiring of temporary services basically to cover the technical support of the AFC, the expenses related to the administration of funds given the enforcement of the Multiple Funds that led to a greater investment in variable income and to the process of externalization of the collection in order to improve the quality of customer service in branch offices and by doing so, creating client fidelity. Additionally, higher expenses were incurred for disability qualification (Ch$83.1 million) in order to continue carrying out adequate control of the casualty rate effect of the client portfolio on the results.

  As a result of the higher expenses previously explained that annulled the favorable evolution of the operating revenues, the Operating Income reached Ch$3.815,6 million, a drop of Ch$5,950.1 million or 60.9% regarding 3Q02.

  Other Non Operating Revenue (Expenses) rose significantly from an income of Ch$519.6 million in 3Q02 to an income of Ch$9,655.2 million in 3Q03, a favorable deviation of Ch$9,135.7 million. As was explained previously, this evolution is the result of the income on the sale of the 20% stake in AFPC Porvenir in Colombia that Provida had as a financial position without any participation in the administration in a mature market with regulatory uncertainties. In its replacement, Provida acquired a position with management capacity in AFP Porvenir in Dominican Republic, which in addition sustains itself financially on the expected results in the medium and long term that are strengthened by the benefits of the future merger agreed on with BBVA Crecer, the AFP of the BBVA Group in that country, that together will have a leading market position (second place). Furthermore, and contributing to a better result, is the lower loss for price level restatement of Ch$504.6 million, due to an effect related on the income of the sale above mentioned on the difference of the exchange rate originated for Ch$119.6 million, to which is added the lower inflation applied during the period (0.08% in 3Q03 versus 0.7% in 3Q02). Partially offsetting the above are the higher interest expenses of Ch$124.1 million with respect to 3Q02 and the lower earnings stemming from affiliated companies of Ch$843.0 million.

  The Results of Affiliated Companies amounted to Ch$1,763.8 million in 3Q03, a decrease of 32.3% or Ch$843.0 million. Behind this evolution is the appreciation of the Chilean peso and the consequent impact on the recognition of these results for the Company given the dollarization of Provida Internacional. Additionally contributing to this are the lower returns of AFORE Bancomer in Mexico (Ch$681.2 million) given the depreciation of the local currency against the dollar and for the losses incurred by the local affiliates, AFC (Ch$96.5 million) and PreviRed.com (Ch$75.3 million).

		2Q03	2Q02	Change	%
Company	Country	(Million of constant Chilean pesos at September 30, 2003, except percentages)
Horizonte	Peru	574.7	601.5	(26.8)	-4.5%
Porvenir	Colombia	224.4	125.8	98.6	78.4%
Bancomer	Mexico	1,112.9	1,794.1	(681.2)	-38.0%
Crecer	El Salvador	191.8	245.6	(53.8)	-21.9%
DCV	Chile	15.8	23.8	(8.0)	-33.5%
PreviRed.com	Chile	(168.6)	(93.3)	(75.3)	80.7%
AFC	Chile	(187.2)	(90.7)	(96.5)	106.4%

	TOTAL	1,763.8	2,606.8	(843.0)	-32.3%
  The increase of the Interest Expense of Ch$124.1 million or 46.7% is basically due to the greater use of bank credit lines and to the comparatively higher TAB rates applied to long term loans, offset the effect of the reduction of the same, given the amortizations established in their respective payment schedules.

  The expense recognized as Income Tax for the period, exceeded by Ch$3,398.3 million (315.9%) against 3Q02. The latter is associated with the tax regarding the sale of AFPC Porvenir in Colombia for Ch$3,691.9 million to which must be added the higher tax rate in force for the period (16.5% versus 16.0% of the previous year).

  In 3Q03, the Exchange Rate recorded an appreciation of 5.5%, figure that contrasts with the depreciation of 8.8% recorded in 3Q02.

CONSOLIDATED INCOME STATEMENT

	3Q 2003	3Q 2002	Change	%
	(Million of constant Chilean pesos at September 30, 2003, except percentages)
OPERATING REVENUES
Fee income	24,635.3	24,127.3	508.0	2.1%
Gains on mandatory investments	2,832.8	1,962.8	870.1	44.3%
Rebates on L&D insurance	232.0	298.0	(66.0)	-22.1%
Other operating revenues	849.7	719.1	130.6	18.2%

Total Operating Revenues	28,549.9	27,107.2	1,442.7	5.3%

OPERATING EXPENSES
Administr. personnel remunerations	(4,055.2)	(4,050.0)	(5.2)	0.1%
Sales personnel remunerations	(2,289.8)	(2,147.5)	(142.2)	6.6%
L&D insurance	(14,691.8)	(7,936.3)	(6,755.6)	85.1%
Other operating expenses	(3,697.5)	(3,207.7)	(489.8)	15.3%

Total Operating Expenses	(24,734.2)	(17,341.4)	(7,392.8)	42.6%

OPERATING INCOME	3,815.6	9,765.7	(5,950.1)	-60.9%

OTHER INCOME (EXPENSES)
Gains on investments	12.2	22.2	(10.0)	-45.1%
Profit (loss) in affil. companies	1,763.8	2,606.8	(843.0)	-32.3%
Amortization of goodwill	(1,235.7)	(1,304.7)	69.0	-5.3%
Interest expense	(389.8)	(265.7)	(124.1)	46.7%
Other income net	9,590.1	51.0	9,539.1	18721.4%
Price level restatement	(85.3)	(590.0)	504.6	-85.5%

Total Other Income (Expenses)	9,655.2	519.6	9,135.7	1758.4%

INCOME BEFORE TAXES	13,470.9	10,285.3	3,185.6	31.0%
INCOME TAXES	(4,474.1)	(1,075.8)	(3,398.3)	315.9%

NET INCOME	8,996.7	9,209.4	(212.7)	-2.3%

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date:	November 17, 2003	By:	/s/ Salvador Milán Alcaraz

			Name:	Salvador Milán Alcaraz
			Title:	Chief Financial Officer